EXHIBIT 99.3

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratios of our earnings to fixed charges for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 and for the six months ended June 30, 2016, computed on the basis of IFRS.

Six months ended June 30,	Year ended December 31,
2016*	2015	2014	2013	2012	2011*
2.52x	2.72x	2.65x	2,75x	2.10x	3.52x

 * In 2011, the data do not reflect the classification of EE as a discontinued operation, which occurred in 2014 (and was retroactively reflected in 2012 and 2013 for comparison purposes). The data for 2012 through June 30, 2016 reflect the classification of EE as a discontinued operation. On January 29, 2016, the sale of EE was completed and EE is no longer in the scope of consolidation.

In calculating the ratio of earnings to fixed charges, we used the following definitions:

•   the term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, and (c) an estimate of the interest within rental expense; and

•   the term “earnings” is the amount resulting from adding and subtracting the following items:

-   add the following (a) Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, and (c) distributed income of equity investees, and

-   subtract, from the total of the added items, the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.